UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ANALOG DEVICES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.16 2/3 par value
(Title of Class of Securities)
032654 10 5
(CUSIP Number of Class of Securities (Underlying Common Stock))
Margaret K. Seif
V.P., General Counsel and Secretary
One Technology Way, Norwood, MA
(781) 329-4700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with a copy to:
Mark G. Borden, Esq.
Graham Robinson, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form of Registration No.:	Not applicable	Date Filed:	Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

On July 17, 2009, Analog Devices, Inc. (“Analog” or the “Company”) made available to employees supplemented questions and answers regarding the proposed stock option exchange program (the “Option Exchange Program”). That employee communication is attached hereto as Exhibit 99.1.
The employee communication attached as an exhibit to this Schedule TO does not constitute an offer to holders of the Company’s outstanding stock options to tender those options. The Option Exchange Program will only be commenced, if at all, if the Company’s shareholders approve the Option Exchange Program. Even if the requisite shareholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program.
The Option Exchange Program has not yet commenced. Analog will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.
In connection with the proposal to be voted on by Analog’s shareholders to approve the Option Exchange Program, Analog has filed a proxy statement with the SEC and intends to file other relevant materials with the SEC. Analog shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with respect to the Option Exchange Program.
Analog shareholders and option holders will be able to obtain the written materials described above and other documents filed by Analog with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Analog with the SEC by directing a written request to: Analog Devices, Inc. One Technology Way, Norwood, MA 02062; Attention: Investor Relations.
ITEM 12. EXHIBITS.

Exhibit
No.	Document
99.1	Supplemented Q&As for employees regarding the Stock Option Exchange Program (July 17, 2009).

EXHIBIT INDEX

Exhibit
No.	Document
99.1	Supplemented Q&As for employees regarding the Stock Option Exchange Program (July 17, 2009).